Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: February 2, 2022

[ENGLISH TRANSLATION]

D-ORBIT S.p.A.

CLASS CNBC CEO TALKS - INTERVIEW TRANSCRIPT

FEBRUARY 1, 2022

Elisa Piazza, Anchor, Class CNBC CEO Talks: D-Orbit is ready to become a unicorn on Nasdaq. What used to be an Italian startup in space services and transportation is now ready to land on the tech stock list through a merger with SPAC Breeze Holdings. The value of the company is estimated around 1.3 billion dollars. We talk about it with the founders of D-Orbit. Thank you for being here with us Luca Rossettini CEO and co-founder of D-Orbit, and Renato Panesi, Chief Commercial Officer and co-founder of D-Orbit. Thank you, good morning.

Luca Rossettini, Founder and CEO, D-Orbit: Thank you, good morning to you, it's really a pleasure to be here.

Renato Panesi, Founder and CCO, D-Orbit: Good morning, good morning, thank you.

Elisa Piazza: I would start with Rossettini. I want to ask you, in short, the ambitious target of Nasdaq. How did this operation come about? Why did you decide to target the list of technology stocks overseas directly?

Luca Rossettini: Yes, well, let's say that the path towards becoming a listed company has always been a bit in our DNA. We have been preparing for some time and seeing the results of the last period, with the solid backlog we have, the recurring launches, it was absolutely the right moment. Why Nasdaq? Well, actually Nasdaq came also from a choice of the SPAC vehicle. Among those that we have evaluated, this SPAC was really filled with exceptional people, in the end we chose Breeze for their entrepreneurial spirit, for the capacity they had to lend us a hand and, above all, because they have made this partnership with The Bolden Group that will allow us to expand also in the American market and, from there, consequently the choice of one of the surely most interesting markets in the world.

Elisa Piazza: Panesi, can I ask you about the timing of the operation?

Luca Rossettini: Obviously, as you can imagine, it no longer depends on us. After the announcement there is the SEC filing. Let's say that we estimate a possible de-SPAC in Q3 2022.

Elisa Piazza: Now I want to know from both of you: a story like yours, in short, you don't see many in Italy because the other two unicorns we had were Yoox and recently Depop. Why does this happen so rarely? I would start with Panesi.

Renato Panesi: I would say that the ingredients are all there. It's a country where... it's the country of small and medium businesses, so we know how to be entrepreneurs. No one has to teach us that. We have an academic education of the highest level. If I think of our sector, it is one of the best in the world. We have the entire production chain, from satellite construction to launch and operations, so the ingredients are all there. In my opinion, what our country lacks a little bit, not only in our sector but in general, is learning to work as a system.

Elisa Piazza: Rossettini, what do you think about this?

Luca Rossettini: Yes, I am totally aligned. I think we don't have anything to envy to anyone here in our country, or in Europe in general. Clearly there is an aspect that counts a lot today, which is the financial aspect, and therefore the ability to raise capital to invest in business acceleration, and I have to say that Italy and Europe need to improve, we are definitely improving, but we are not yet at the level of the United States. Why is this new model important? Because today the market is no longer a local market, it is no longer a geographic market, it is a global market so to compete in a global market it is necessary to play on equal terms, and today acceleration is absolutely important. Acceleration clearly requires investment in one's own business, in growth, in expansion, even geographical expansion.

Elisa Piazza: Panesi, you owe your success to ION, is that right? If you could also explain to us what it is and what it's for, because it's very interesting.

Renato Panesi: We weren't born with ION but let's say that ION is the product or rather the service that brings more revenues today and that has made us better known to the world. We are a space logistics company, we are pioneers in this field, the only ones in the world with six active missions in their track record, four of which with ION. ION is a satellite that carries things, so when it is launched it carries other small satellites on board on behalf of third parties, on behalf of customers, and once it is released into orbit by the launcher, it's able in turn to perform maneuvers, so it can travel in orbit from point A to point B to point C in the same mission, and release customer’s boarded satellites exactly where they need to go. You can picture the rocket as a bus that transports ION to the end of the line, ION as an Uber that in turn transports all the passengers on board to their final destination.

The second life of ION on the other hand is for passengers that are not satellites but instead other types of payloads, so called "Hosted payloads"; ION performs in-orbit operations on behalf of these payloads and send the data, the results of the experiments, to the customers.

Elisa Piazza: Very interesting. I go back to Rossettini and I want to ask you what is the status of the Space Economy?

Luca Rossettini: Ah this is… earlier, while we were connected, we heard a little bit of background comments on the markets. The Space Economy is going in the opposite direction, the Space Economy is growing exponentially, and even more than the forecasts. I remember this report by Morgan Stanley on the Space Economy, I think a couple of years ago. It talked about a trillion dollars of value of the whole market in 2040, and the last report, the one that we also showed on our presentation, talks about 1.4 trillion in 2030. So, let's say the market is growing very rapidly and if we go and try to understand why it's growing so rapidly, we actually don't even have to look at space, we have to look at what's happening here on the ground. All the companies that today are moving towards digitization, industry 4.0, Big Data, using forecasting information to improve their business performance, let's say, they might not even realize it, but they use data that comes from satellites, which represent like the ultimate business scalability, so the more we move towards this direction in all sectors –agriculture that becomes agritech, finance that becomes fintech, automotive that becomes autonomous driving- the more there the need to have satellites in orbit will grow, and then clearly then the whole industry grows accordingly.

Renato Panesi: I would add that the New Space, let's say, the new way to make space, has lowered costs so much that some countries, areas of the planet that before had no desire to access space, now have entered in the race. Therefore, beyond the usual United States, Europe, Russia and Japan, we are witnessing important growth phenomena in other areas, such as Southeast Asia, the Middle East and South America.

Elisa Piazza: Very interesting. I thank you very much for being with us. Thank you to Luca Rossettini and Renato Panesi, co-founders of D-Orbit and, obviously, I wish you good luck.

Luca Rossettini: Thanks

Renato Panesi: Thank you very much

Elisa Piazza: Thank you and see you next time… That's it for our CEO Talk, see you soon.

[ORIGINAL TRANSCRIPT]

D-ORBIT S.p.A.

CLASS CNBC CEO TALKS - INTERVIEW TRANSCRIPT

FEBRUARY 1, 2022

Elisa Piazza, Anchor, Class CNBC CEO Talks: D-Orbit è pronta a diventare unicorno sul Nasdaq. Quella che era una startup italiana di servizi e trasporti spaziali ora è pronta a sbarcare sul listino dei titoli tecnologici, tramite fusione con la SPAC Breeze Holdings. Il valore della società è stimato intorno ai 1,3 miliardi di dollari. Noi ne parliamo proprio con i fondatori di D-Orbit. Ringrazio per essere qui con noi Luca Rossettini CEO e co-fondatore di D-Orbit, e Renato Panesi, Chief Commercial Officer e co-fondatore di D-Orbit. Grazie, buongiorno.

Luca Rossettini, Founder and CEO, D-Orbit: Grazie buongiorno a voi è veramente un piacere essere qui.

Renato Panesi, Founder and CCO, D-Orbit: Buongiorno, buongiorno, grazie.

Elisa Piazza: Io inizierei da Rossettini, le voglio chiedere, insomma, l’obiettivo ambizioso del Nasdaq, come nasce questa operazione, perché avete deciso direttamente di puntare al listino dei titoli tecnologici oltreoceano?

Luca Rossettini: Si, beh, diciamo che il percorso verso la società quotata è sempre stato un po' nel nostro DNA, ci siamo preparati da tempo e vedendo i risultati dell'ultimo periodo, quindi il backlog solido che abbiamo, i voli che continuiamo a fare, era il momento assolutamente giusto. Perché Nasdaq? Ma, in realtà il Nasdaq nasce da una scelta anche del veicolo SPAC, tra quelle che abbiamo valutato tra l'altro, SPAC veramente dotate di persone eccezionali, alla fine abbiamo scelto Breeze per loro spirito imprenditoriale, per le capacità che hanno avuto di darci una mano e soprattutto perché hanno fatto questa partnership con il gruppo Bolden che ci permetterà poi di espanderci anche nel mercato americano, e quindi da lì conseguentemente la scelta di uno dei mercati sicuramente più interessanti a livello mondiale.

Elisa Piazza: Panesi, se chiedessi i tempi dell’operazione?

Luca Rossettini: Allora ovviamente come puoi immaginare non dipende da noi ormai, dopo l'annuncio c'è il filing SEC diciamo che stimiamo un possibile deSPAC nel Q3 2022.

Elisa Piazza: Ora voglio sapere da entrambi, insomma una storia come la vostra, insomma non se ne vedono tante in Italia perché gli altri due unicorni che abbiamo avuto sono stati Yoox e recentemente Depop, perché succede così troppo poco spesso? Inizierei da Panesi.

Renato Panesi: Allora io direi che gli ingredienti ci sono tutti. È un paese dove… è il paese della piccola media impresa, quindi sappiamo fare gli imprenditori, non ce lo deve insegnare nessuno. Abbiamo una formazione accademica di altissimo livello, se penso al nostro settore è una delle migliori al mondo, abbiamo tutta la filiera produttiva che va dalla costruzione dei satelliti al lancio, alle operazioni; quindi, gli ingredienti ci sono un pochino tutti. Secondo me quello in cui pecca un po' il nostro paese, non solo nel nostro settore ma direi in generale, è un po' imparare a fare sistema.

Elisa Piazza: Rossettini lei che cosa ne pensa su questo?

Luca Rossettini: Si sono totalmente allineato. Io credo che non abbiamo nulla da invidiare a nessuno qui nel nostro paese, in generale anche in Europa. Chiaramente c'è un aspetto che oggi conta molto che è l'aspetto finanziario, quindi la capacità di raccolta di capitali per investire in accelerazione di business e di questo devo dire l'Italia un po' l'Europa effettivamente diciamo dobbiamo migliorare, stiamo migliorando decisamente stiamo migliorando ma non siamo ancora a livello degli Stati Uniti. Perché è importante questo nuovo modello? Perché oggi il mercato non è più un mercato locale, non è più il mercato diciamo geografico, è un mercato globale e quindi per competere nel mercato globale bisogna giocare ad armi pari e l'accelerazione oggi è assolutamente importante. L'accelerazione chiaramente richiede investimenti nel proprio business, nella crescita, nell'espansione, anche espansione geografica.

Elisa Piazza: Panesi, il vostro successo lo dovete a ION, è così? Se ci spiega anche che cos'è e a che cosa serve, ecco perché è molto interessante.

Renato Panesi: Non siamo nati con ION però diciamo che ION è il prodotto o meglio il servizio che ci fa fare più ricavi oggi e ci ha fatto conoscere di più al mondo. Siamo un'impresa di logistica spaziale, siamo pionieri in questo campo, gli unici al mondo con ben 6 missioni attive nei track record, di cui 4 proprio con ION. ION è un satellite che trasporta cose, quindi viene lanciato e trasporta a bordo altri piccoli satelliti per conto di terze parti, per conto di clienti, e una volta rilasciato in orbita dal lanciatore, è in grado a sua volta di svolgere manovre quindi di viaggiare da un punto A a un punto B a un punto C in orbita in una stessa missione e rilasciare i satelliti dei clienti a bordo esattamente dove loro devono andare. Puoi immaginare il razzo come un autobus che trasporta ION al capolinea, ION come un Uber che a sua volta trasporta tutti i passeggeri a bordo alla loro destinazione finale. La seconda vita di ION invece è per i passeggeri che non sono satelliti ma sono altri tipi di carichi paganti, i cosiddetti “Hosted payload”, svolgere operazioni in orbita per conto proprio di questi payload ed inviare i dati, i risultati degli esperimenti ai clienti.

Elisa Piazza: Molto interessante. Torno da Rossettini e le voglio chiedere che momento è per la Space Economy?

Luca Rossettini: Ah questo è… prima, finché eravamo collegati, sentiamo un po' i commenti di sottofondo sui mercati. Ecco la Space Economy sta andando in direzione totalmente opposta, la Space Economy sta crescendo in modo esponenziale, e addirittura più delle previsioni, mi ricordo questo report di Morgan Stanley sulla Space Economy credo di un paio d'anni fa, parlava di un triliardo di dollari di valore di tutto il mercato nel 2040, e l'ultimo report quello che abbiamo riportato anche noi sulla nostra presentazione, parla di un triliardo e 4 nel 2030. Quindi diciamo il mercato sta crescendo molto rapidamente e se andiamo a cercare di capire perché cresce così rapidamente, in realtà non dobbiamo neanche guardare allo spazio, dobbiamo guardare che cosa sta succedendo qui a terra. Tutte le aziende che oggi si stanno spostando verso la digitalizzazione, industria 4.0, Big Data, che utilizzano informazioni predittive per migliorare le proprie prestazioni di business diciamo, potrebbero anche non rendersene conto ma utilizzano dati che provengono da satelliti, che rappresentano un po' il massimo della scalabilità del business, quindi più ci si spinge verso questa direzione in tutti i settori, agricoltura che diventa agritech, finanza che diventa fintech, automotive che diventa autonomous driving, più ci sarà necessità di avere satelliti in orbita e quindi chiaramente poi tutto il settore cresce di conseguenza.

Renato Panesi: Aggiungo che il New Space diciamo, il nuovo modo di fare spazio, ha abbattuto talmente tanto i costi che paesi, aree del pianeta che prima non avevano nessuna velleità di accesso allo spazio, adesso sono entrati prepotentemente nella corsa. Per cui al di là dei soliti Stati Uniti, Europa, Russia, Giappone, assistiamo a fenomeni di crescita importanti in altre aree, come il sud-est asiatico, il medio oriente, il Sud America.

Elisa Piazza: Molto interessante. Io vi ringrazio molto per essere stati con noi. Grazie a Luca Rossettini e a Renato Panesi, co-fondatori di D-Orbit e ovviamente un grande in bocca al lupo.

Luca Rossettini: Grazie

Renato Panesi: Grazie davvero

Elisa Piazza: Grazie e alla prossima occasione. È tutto per il nostro CEO Talk ci vediamo tra pochissimo.

4